BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

July 8, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Maximum Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 31, 2002:

A. Copy of the Issuer's Annual Report on Form 16 as of June 24, 2002.

B. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting
- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

C. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended September 30, 2002 with

relevant Quarterly report on BC Form 51-901F

D. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended June 30, 2002 with relevant Quarterly report on BC Form 51-901F
- copy of unaudited financial statements for the period ended December 31, 2002 with relevant Quarterly report on BC Form 51-901F
- copy of unaudited financial statements for the period ended March 31, 2003 with relevant Quarterly report on BC Form 51-901F

E. Copies of news releases issued during the relevant period.

F. Copies of BC Forms 45-902F filed with the British Columbia Securities Commission.

G. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

H. Copies of TSX Venture Exchange letters of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

22-3323

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

03 JUL 21 ... 7:21

A FULL NAME OF COMPANY **B** REGISTERED OFFICE ADDRESS

FILING FEE: $35

Our new electronic filing service is available at **www.bconline.com**

A BC Online service fee of $1.61 applies

MAXIMUM VENTURES INC.
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C ACCESS CODE
21936247

D CERTIFICATE OF INCORPORATION NUMBER
294425

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1985 JUNE 24

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 JUNE 24

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BROOKS,	DOUGLAS B.	4403 RANGER AVENUE NORTH VANCOUVER BC	V7R3L1
BURNETT,	HUGH	~~520 CLEEK CLOSE~~ ~~QUALICUM BEACH BC~~ 2180 Argyle Avenue Suite 901 West Vancouver, BC	~~[illegible]~~ V7V 1A4
DRINOVZ,	LEETA M.	407 2173 WEST 6TH AVE VANCOUVER BC	V6K1V5

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BROOKS, PRESIDENT/CEO/CFO	DOUGLAS B.	4403 RANGER AVENUE NORTH VANCOUVER BC	V7R3L1
WEGNER, SECRETARY	GWEN	407 2575 WARE ST. ABBOTSFORD BC	V2S3E2

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X Douglas B. Brooks

DATE SIGNED YYYY MM DD: 2002 08 30

1757/A Rev. 2002 / 8 / 29 (Prescribed)

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the following Companies will be held on the dates set opposite their respective names:

Auterra Ventures Inc.	-	August 28, 2003
B2B Solutions Inc.	-	April 30, 2003
Ballad Ventures Ltd.	-	June 26, 2003
Buck Lake Ventures Ltd.	-	June 25, 2003
Cora Resources Ltd.	-	April 30, 2003
International Alliance Resources Inc.	-	March 28, 2003
Maximum Ventures Inc.	-	March 27, 2003
Pacific Topaz Resources Ltd.	-	May 29, 2003
Pierre EnTerprises Ltd.	-	September 30, 2003
Primo Resources International Inc.	-	December 16, 2003
Regent Ventures Ltd.	-	March 31, 2003
Strikezone Minerals Ltd.	-	April 30, 2003

An item of business at each of the foregoing Annual General Meetings will be the election of Directors for the ensuing year.

The word "Company" or "Companies" in this Notice should be read as referring to each Company individually.

Members holding in the aggregate not less than 10% of the outstanding shares of the Company having the right to vote at the Meeting are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent by management of the Company for the purposes of the Meeting.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was presented and did not refuse at the meeting to act as a director.

This Advance Notice of Annual General Meetings is jointly published by the foregoing Companies solely for the purpose of reducing the cost of publication. Accordingly, it should not be read as indicating that the Companies are related or associated in any manner whatsoever.

DATED at Vancouver, British Columbia, this 28th day of January, 2003.

BY THE ORDER OF THE BOARD OF DIRECTORS
OF EACH RESPECTIVE COMPANY

82-3923

British Columbia Securities Commission 03 JUL 21 7:21

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

____ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC	June 30, 2002	2002/08/29

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2002/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2002/08/29

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

June 30, 2002, and 2001

(Unaudited – Prepared by Management)

MAXIMUM VENTURES INC.

BALANCE SHEETS
June 30, 2002 and September 30, 2001
(Unaudited – Prepared by Management)

	June 30, 2002	September 30, 2001
ASSETS		
Current		
Cash	$ 1,960	$ 2,806
Accounts Receivable	6,991	4,101
Prepaid Expense	-	375
	8,951	7,282
LIABILITIES		
Current		
Accounts Payable and Accrued Liabilities	$ 151,791	$ 129,539
Due to related parties	6,588	35,215
	158,379	164,754
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital - Note 2	3,012,611	3,012,611
Share subscriptions	166,000	-
Deficit	(3,328,039)	(3,170,083)
	(149,428)	(157,472)
	$ 8,951	$ 7,282

APPROVED BY DIRECTORS:

"Douglas Brooks"
______________________________, Director
Douglas Brooks

"Leeta Drinovz"
______________________________, Director
Leeta Drinovz

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited – Prepared by Management)

	Three Months Ended June 30 2002	**Nine Months Ended June 30 2002**	Three Months Ended June 30 2001	Nine Months Ended June 30 2001
EXPENSES				
Bank charges and interest	$ **5,541**	$ **17,639**	$ 2,943	$ 17,359
Consulting	**10,600**	**10,600**	-	25,000
Management fees	**7,500**	**22,500**	7,500	22,500
Miscellaneous property investigation	**35,447**	**35,447**	-	32,821
Office & miscellaneous	**10,007**	**13,776**	84	2,035
Professional fees	**19,854**	**27,238**	4,342	19,698
Rent	**9,000**	**22,500**	4,500	13,500
Transfer agent and filing fees	**3,763**	**8,256**	994	3,022
Travel and promotion	**-**	**-**	-	152
NET LOSS FOR THE PERIOD	**101,712**	**157,956**	20,363	136,087
DEFICIT, BEGINNING OF THE PERIOD	**3,226,327**	**3,170,083**	3,111,575	2,995,851
DEFICIT, END OF PERIOD	$ **3,328,039**	$ **3,328,039**	$ 3,131,938	$ 3,131,938
NET LOSS PER SHARE	$ **0.02**	$ **0.03**	$ 0.01	$ 0.02

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

STATEMENTS OF CHANGES IN CASH FLOWS
FOR THE NINE MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited – Prepared by Management)

	Three Months Ended June 30 2002	**Nine Months Ended June 30 2002**	Three Months Ended June 30 2001	Nine Months Ended June 30 2001
OPERATIONS				
Net loss for the period	$ **(101,712)**	$ **(157,956)**	$ (20,363)	$ (136,087)
Changes in non-cash working capital items:				
Accounts receivable	**(2,860)**	**(2,890)**	(841)	(1,905)
Prepaid expenses	**-**	**375**	375	(375)
Accounts payable	**(65,970)**	**(6,375)**	20,708	(299,480)
	(170,542)	**(166,846)**	(121)	(437,847)
FUNDS USED BY OPERATING ACTIVITIES	**(170,542)**	**(166,846)**	(121)	(437,847)
FINANCING ACTIVITIES				
Share subscriptions received	**166,000**	**166,000**	-	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	**(4,542)**	**(846)**	(121)	(437,847)
CASH, BEGINNING OF THE PERIOD	**6,502**	**2,806**	15,217	452,943
CASH, END OF PERIOD	$ **1,960**	$ **1,960**	$ 15,096	$ 15,096

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the nine-months ended June 30, 2002
(Unaudited - Prepared by Management)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2001 audited financial statements.

Effective November 15, 2000, the Company has been designated as Inactive by the Canadian Venture Exchange, now called the TSX Venture Exchange, until the Company meets Tier Maintenance Requirements as outlined in the TSX Venture Exchange Policy 2.5. (refer to note 4.5)

Note 2 **Share Capital**

Authorized:

100,000,000 common shares without par value.

	Number of Shares	Dollar Value
Balance September 30, 2001	5,560,171	$3,012,611
Balance June 30, 2002	5,560,171	$ 3,012,611

At the Company's Annual General meeting held on March 28, 2002 members approved a consolidation of the Company's share capital on the basis of one-new- for four-old shares or alternatively, one-new for two-old shares and to change its name to Consolidated Maximum Ventures Inc. or such other name as the board of directors may approve. This consolidation of share capital has not been submitted to the TSX Venture Exchange for acceptance for filing.

Private Placements

(a) On April 22, 2002 the Company agreed to a private placement of its securities to raise $100,000 which will consist of the sale of 2,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. All securities will be subject to a one-year hold period.

The proceeds of the private placement will be used for general corporate purposes.

The TSX Venture Exchange accepted the private placement for filing on June 26, 2002.

Note 2 **Share Capital- cont'd**

Private Placements – cont'd

(b) On April 29, 2002 the Company agreed to a private placement of its securities to raise $200,000 which will consist of the sale of 2,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share.

The proceeds of the private placement will be used for general corporate purposes.

A finder's fee is payable in cash on a portion of the private placement.

Both the finder's fee and the private placement were accepted for filing by the TSX Venture Exchange on June 26, 2002.

(c) On May 13, 2002 the Company agreed to a private placement of its securities to raise $300,000 which will consist of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. A portion of the private placement will be issued on a flow-through basis.

The proceeds of the private placement will be used for the proposed Stump Lake property acquisition and exploration thereof and for general corporate purposes.

A finder's fee is payable in cash on a portion of the private placement.

Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

Stock-based Compensation Plan

At June 30, 2002 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Number of Shares	Exercise Price	Expiry Date
546,017	$0.145	July 18, 2002

Subsequent to the above the stock options expired unexercised.

As of June 30, 2002, the company's transfer agent held 107,142 common shares in escrow.

Note 3 **Related Party Transactions**

During the period ending June 30, 2002 the Company paid or accrued a total of $22,500 in management fees and $10,294 in interest charges with a company with a director in common. At June 30, 2002, accounts payable includes $6,588 owing to a director of the company or companies with a common director.

Note 4 **Subsequent events**

Private Placements

4.1 On August 15, 2002 the Company agreed to a private placement of its securities to raise $100,000 which will consist of the sale of 500,000 units at $0.20 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.20 per share.

The proceeds of the private placement will be used for the proposed Mongolia Gold/Copper Initiative.

The private placement is subject to TSX Venture Exchange acceptance for filing.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC.	JUNE 30, 2002	2002/08/29

ISSUER'S ADDRESS

501-905 WEST PENDER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2002/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2002/08/29

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.
QUARTERLY REPORT
June 30, 2002

Schedule A: Financial Information

- See consolidated financial statements attached

Schedule B: Supplementary Information

1. ***Analysis of expenses:*** Refer to Schedule A – Statement of Operations and Deficit

2. ***Related party transactions:*** Refer to note 3 in Schedule A

3. ***Summary of securities issued and options granted during the quarter***

   a) Securities issued during the quarter ended June 30, 2002: Nil

   b) Options granted during the quarter ended June 30, 2002: Nil

4. ***Summary of securities as June 30, 2002:***

   a) Authorized share capital - 100,000,000 common shares without par value.

   b) Shares issued and outstanding – 5,560,171 shares for a total of $3,012,611.

   c) Options, warrants and convertible securities outstanding:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	546,017	$0.145	July 18, 2002

Subsequent to June 30, 2002 the above stock option expired unexercised.

   d) As at June 30, 2002, 107,142 common shares were held in escrow by the Company's transfer agent.

MAXIMUM VENTURES INC.

QUARTERLY REPORT

JUNE 30, 2002

Schedule B: Supplementary Information - Page 2

5. List of directors and officers as of June 30, 2002:

D. Brooks	Director/President
L. Drinovz	Director
H. Burnett	Director
G. Wegner	Corporate Secretary

Schedule C: Management Discussion

- See Attached.

MAXIMUM VENTURES INC.

QUARTERLY REPORT

JUNE 30, 2002

MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Maximum Ventures Inc. (the "Issuer") is a venture company whose shares are listed and called for trading on the TSX Venture Exchange.

Maximum incurred a net loss of $157,956 ($0.03 per share) for the nine-month period ended June 30, 2002, as compared to a loss of $136,087 ($0.02 per share) for the comparative period in 2001. The decrease in net loss was due to consulting and property investigation expense reductions during the period.

RESOURCE PROPERTIES

The Issuer's principal business is the acquisition, exploration and development of mineral properties.

STUMP LAKE GOLD PROPERTY

On May 10, 2002, the Issuer entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp., a private British Columbia company. Consideration for the acquisition of 100% interest includes $350,000 in cash payments, $500,000 in exploration work and the issuance of 200,000 common shares in the Issuer's capital to Braniff. The Issuer will become the operator upon earning a 50% interest. Braniff has a one-time back-in right to acquire a 25% participating interest in the property, exercisable at any time within 6 months of the Issuer having earned its 100% interest in the property, by paying $225,000 in cash. The acquisition is subject to TSX Venture Exchange acceptance for filing.

MONGOLIAN GOLD INITIATIVE

Subsequent to the period ending June 30, 2002, on August 15th 2002, the Issuer announced a major new initiative to acquire interest in gold and copper prospects in Mongolia. A potential portfolio of more than thirty Mineral Exploration Licenses are now being reviewed covering 200,000 hectares in two highly prospective gold/copper regions. In conjunction with this initiative, Dr. Gerald Harper, formerly a consultant to Cascadia Mining Inc.'s Mongolia ventures, has been retained as the Issuer's Mongolia advisor.

FINANCING

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. The Issuer did not conduct any financing activities during the nine months ended June 30, 2002.

On April 22, 2002 the Issuer agreed to a private placement of its securities to raise $100,000 which will consist of the sale of 2,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share. All securities are subject to a one-year hold period.

On April 29, 2002 the Issuer agreed to a private placement of its securities to raise $200,000 which will consist of the sale of 2,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share.

The proceeds of the private placement will be used for general corporate purposes. A finder's fee is payable in cash on a portion of the private placement.

On May 13, 2002 the Issuer agreed to a private placement of its securities to raise $300,000 which will consist of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share. A portion of the private placement will be issued on a flow-through basis.

The proceeds of the private placement will be used for the proposed Stump Lake property acquisition and exploration thereof and for general corporate purposes. A finder's fee is payable in cash on a portion of the private placement. The finder's fee, the Stump Lake Agreement, and the private placement are subject to TSX Venture Exchange acceptance for filing.

MANAGEMENT

The Issuer's Board of Directors currently consists of Douglas B. Brooks, Hugh Burnett and Leeta Drinovz. Mr. Brooks is the President.

INVESTOR RELATIONS

No investor relations activities were undertaken by or on behalf of the Issuer during the nine-month period.

OUTLOOK

The Issuer is proceeding with its proposed private placements, and acquisition of the Stump Lake gold project and Mongolian gold/copper projects and will be seeking recall of it shares to active trading status.

SUBSEQUENT PRIVATE PLACEMENT

On August 15, 2002 the Issuer agreed to a private placement of its securities to raise $100,000 which will consist of the sale of 500,000 units at $0.20 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.20 per share.

The proceeds of the private placement will be used for the proposed Mongolian project. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC	December 31, 2002	2003/03/07

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2003/03/07

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2003/03/07

(Electronic signatures should be entered in "quotations".)

82-3923

MAXIMUM VENTURES INC.
QUARTERLY REPORT
December 31, 2002

Schedule A: Financial Information

– See financial statements attached

Schedule B: Supplementary Information

1. ***Analysis of expenses:*** Refer to Schedule A – Statement of Loss and Deficit

2. ***Related party transactions:*** Refer to note 3 in Schedule A

3. ***Summary of securities issued and options granted during the quarter***

a) Securities issued during the quarter ended December 31, 2002

3,000,000 shares at $0.10 per share for total proceeds of $300,000

b) Options granted during the quarter ended December 31, 2002:

1,256,000 stock options to directors and employees, entitling the holders to purchase 256,000 shares at $0.15 per share to December 30, 2004 and 1,000,000 shares at $0.15 per share to December 30, 2007.

4. ***Summary of securities as at December 31, 2002:***

a) Authorized share capital - 100,000,000 common shares without par value.

b) Shares issued and outstanding – 12,560,171 shares for a total of $3,612,611.

c) Options, warrants and convertible securities outstanding:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Warrants	2,000,000	$0.10	July 17, 2003
Warrants	2,000,000	$0.10	July 17, 2004
Warrants	3,000,000	$0.10	December 27, 2004
	7,000,000		

As at December 31, 2002, 107,142 common shares were held in escrow by the Company's transfer agent.

03 JUL 21 7:21

MANAGEMENT

The Issuer's Board of Directors currently consists of Douglas B. Brooks, Hugh Burnett and Leeta Drinovz. Mr. Brooks is the President. No investor relation's activities were undertaken by or on behalf of the Issuer during the nine-month period.

OUTLOOK

The Issuer has completed its reactivation plan.

In addition to the Stump Lake property acquisition the Issuer has announced a major new initiative to acquire interests in gold and copper prospects in Mongolia. A potential portfolio of more than 30 Mineral Exploration Licenses are now being received covering 200,000 hectares in two highly prospective gold/copper regions.

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

December 31, 2002 and 2001

(Unaudited – Prepared By Management)

MAXIMUM VENTURES INC.
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND 2001
(Unaudited – Prepared by Management)

	2002	2001
OPERATIONS		
Net loss for the period	$ (38,010)	$ (22,589)
Changes in non-cash working capital items:		
Accounts receivable	3,765	(890)
Advances receivable	(105,000)	-
Prepaid expenses	-	375
Accounts payable	(21,308)	22,839
Loans payable	25,400	-
Due to related parties	(2,918)	-
	(138,071)	(265)
FINANCING ACTIVITIES		
Issuance of common shares for cash	300,000	-
Share issue costs	(10,000)	-
	290,000	-
INVESTING ACTIVITIES		
Property acquisition	(30,000)	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	121,929	(265)
CASH, BEGINNING OF THE PERIOD	3,304	2,806
CASH, END OF PERIOD	$ 125,233	$ 2,541
Cash is comprised of:		
Cash and cash equivalents	124,716	492
Cash in trust	517	2,049
	$ 125,233	$ 2,541

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE FINANCIAL STATEMENTS
for the three-months ended December 31, 2002
(Unaudited - Prepared by Management)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2002 audited financial statements.

Note 2 **Share Capital**

Authorized:

100,000,000 common shares without par value.

	Number of Shares	Dollar Value
Balance September 30, 2002	9,560,171	$ 3,312,611
Issued during the period:		
For cash	2,000,000	300,000
Balance December 31, 2002	12,560,171	$ 3,612,611

At the Company's Annual General meeting held on March 28, 2002 members approved a consolidation of the Company's share capital on the basis of one-new- for four-old shares or alternatively, one-new for two-old shares and to change its name to Consolidated Maximum Ventures Inc. or such other name as the board of directors may approve. This consolidation of share capital has not been submitted to the TSX Venture Exchange for acceptance for filing.

Private Placement

(a) On December 27, 2002 the Company agreed to a private placement of its securities to raise $300,000 which will consist of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share.

The proceeds of the private placement will be used for property acquisition and exploration thereof and for general corporate purposes.

Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

82-3123

BCSC

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

03 JUL 21 AM 7:21

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC	MARCH 31, 2003	2003/06/04

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2003/06/04

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2003/06/04

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

March 31, 2003, and 2002

(Unaudited – Prepared by Management)

MAXIMUM VENTURES INC.

BALANCE SHEETS

March 31, 2003, and September 30, 2002

(Unaudited – Prepared by Management)

	(Unaudited) March 31, 2002	(Audited) September 30, 2002
ASSETS		
Current		
Cash	$ 1,206	$ 3,304
Accounts receivable	9,326	7,399
Advances receivable	120,000	-
Prepaid expenses	13,415	32,143
	143,947	42,846
Resource properties – Note 2	156,295	-
	$ 300,242	$ 42,846
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 81,160	$ 73,640
Loans payable	75,390	34,990
Due to related parties	8,218	9,502
	164,768	118,132
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital - Note 3	3,592,611	3,302,611
Deficit	(3,457,137)	(3,377,897)
	135,474	(75,286)
	$ 300,242	$ 42,846

APPROVED BY DIRECTORS:

" Douglas Brooks", Director *"Leeta Drinovz"*, Director

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENT OF LOSS AND DEFICIT
For the three months and six months ended March 31, 2003, and 2002
(Unaudited – Prepared by Management)

	Three Months Ended March 31 2003	Three Months Ended March 31 2002	Six Months Ended March 31 2003	Six Months Ended March 31 2002
EXPENSES				
Bank charges and interest – Note 4	$ 391	$ 6,634	$ 416	$ 12,098
Consulting	-	-	12,800	-
Management fees – Note 4	7,500	7,500	15,000	15,000
Office & miscellaneous	670	1,369	1,139	3,769
Professional fees	11,135	5,234	17,635	7,384
Rent	9,000	9,000	18,000	13,500
Transfer agent and filing fees	7,734	3,918	9,085	4,493
Travel and promotion	4,800	-	5,165	-
NET LOSS FOR THE PERIOD	41,230	33,655	79,240	56,244
DEFICIT, BEGINNING OF THE PERIOD	3,415,907	3,192,672	3,377,897	3,170,083
DEFICIT, END OF PERIOD	$ 3,457,137	$ 3,226,327	$ 3,457,137	$ 3,226,327
NET LOSS PER SHARE	$ 0.01	$ 0.01	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENT OF CHANGES IN CASH FLOWS
For the three months and six months ended March 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Three Months Ended March 31 2003	Three Months Ended March 31 2002	Six Months Ended March 31 2003	Six Months Ended March 31 2002
OPERATIONS				
Net loss for the period	$ (41,230)	$ (33,655)	$ (79,240)	$ (56,244)
Changes in non-cash working capital items related to operations:				
Accounts receivable	(5,692)	2,951	(1,927)	2,061
Advances receivable	(15,000)	-	(120,000)	-
Prepaid expenses	18,728	-	18,728	375
Accounts payable	28,828	34,665	7,520	57,504
Cash used in operating activities	(14,366)	3,961	(174,919)	3,696
INVESTING ACTIVITIES				
Resource properties acquisition costs	(120,000)	-	(150,000)	-
Deferred exploration costs	(6,295)	-	(6,295)	-
Cash used in investing activities	(126,295)	-	(156,295)	-
FINANCING ACTIVITIES				
Common shares issued	-	-	300,000	-
Share issue costs	-	-	(10,000)	-
Loans payable	15,000	-	40,400	-
Due to related parties	1,634	-	(1,284)	-
Cash provided by financing activities	16,634	-	329,116	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(124,027)	3,961	(2,098)	3,696
CASH, BEGINNING OF THE PERIOD	125,233	2,541	3,304	2,806
CASH, END OF PERIOD	$ 1,206	$ 6,502	$ 1,206	$ 6,502
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three months and six months ended March 31,2003
(Unaudited - Prepared by Management)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2002 audited financial statements.

Note 2 **Resource Property Costs**

Stump Lake Property

By an option agreement ("Agreement") with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company has the option to earn a 100% interest in the Stump Lake property located south of Kamloops, British Columbia for consideration of 200,000 common shares, of $500,000 in exploration expenditures and property payments totaling $350,000 as follows:

Exploration Expenditures:
- $200,000 on or before November 30, 2003; and
- a further $300,000 on or before November 30, 2006.

Cash Payments to Braniff:
- $150,000 within seven days of TSX Venture Exchange acceptance for filing of the Agreement;
- $25,000 on or before November 1, 2002;
- $75,000 on or before November 30, 2003;
- $25,000 on or before November 30, 2004;
- $25,000 on or before November 30, 2005; and
- $50,000 on or before November 30, 2006

$ 250,000

At March 31, 2003 the Company paid $150,000 to Braniff and incurred $6,295 in exploration costs. The Agreement is subject to a 3% net smelter return royalty.

Note 3 **Share Capital**

Authorized:

100,000,000 common shares without par value.

Note 3 **Share Capital- cont'd**

Issued	Number of Shares	Dollar Value
Balance September 30, 2002	9,560,171	$ 3,302,611
For cash:		
- pursuant to a private placement – at$0.10	3,000,000	300,000
Share issue costs		(10,000)
Balance March 31, 2002	12,560,171	$ 3,592,611

As of March 31, 2003, the company's transfer agent held 107,142 common shares in escrow.

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of March 31, 2003 and 2002 and changes during the years ending on those dates is presented below:

	March 31, 2003		**March 31, 2002**	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	-	-	546,017	$0.145
Granted	256,000	$0.15	-	-
	1,000,000	$0.15		
Expired/cancelled	-		-	-
Options outstanding and exercisable at end of year	1,256,000	$0.15	546,017	$0.145

At March 31, 2003 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Note 3 **Share Capital- cont'd**

Commitments – cont'd

Stock-based compensation plan – cont'd

Number of Shares	Exercise Price	Expiry Date
256,000	$0.15	December 30, 2004
1,000,000	$0.15	December 30, 2007
1,256,000		

Share purchase warrants

At March 31, 2003 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.10	July 17, 2003
2,000,000	$0.10	July 17, 2004
3,000,000	$0.10	December 27, 2004
7,000,000		

Note 4 **Related Party Transactions**

During the six months ended March 31, 2003 and 2002, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended March 31,		Six months ended March 31,	
	2003	2002	2003	2002
Management fees	$ 7,500	$ 7,500	$ 15,000	$ 15,000
Interest	-	3,123	-	5,070
	$ 7,500	$ 10,623	$ 15,000	$ 20,070

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2003, accounts payable includes $10,547 (2002: $56,866) due to directors of the Company and companies controlled by directors of the Company.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC.	March 31, 2003	2003/06/04

ISSUER'S ADDRESS

501-905 WEST PENDER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three *schedules required to complete this* Report *are attached and the disclosure contained therein* has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2003/06/04

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2003/06/04

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.
QUARTERLY REPORT
March 31, 2003

Schedule A: Financial Statements

– See financial statements attached

Schedule B: Supplementary Information

1. ***Analysis of expenses and deferred costs:***

Resource property costs

- See Note 2 to the financial statements attached

General and administrative expenses

- See financial statements attached

2. ***Related party transactions:***

- See Note 4 to the financial statements attached

3. ***Summary of securities issued and options granted during the period ended March 31, 2003:***

a) The following common shares were issued during the period:

Date	Type	Number	Price	Proceeds	Consideration	Commission
Dec 27/02	Private Placement	3,000,000	$0.10	$ 300,000	Cash	$10,000

b) Options granted during the period:

1,256,000 stock options to directors and employees, entitling the holders to purchase 256,000 shares at $0.15 per share to December 30, 2004 and 1,000,000 shares at $0.15 per share to December 30, 2007.

4. ***Summary of securities as at March 31, 2003:***

a) Authorized share capital - 100,000,000 common shares without par value.

b) Shares issued and outstanding – 12,560,171 shares for a total of $3,592,611.

c) Options, warrants and convertible securities outstanding:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	256,000	$0.15	December 30, 2004
Options	1,000,000	$0.15	December 30, 2007
Warrants	2,000,000	$0.10	July 17, 2003
Warrants	2,000,000	$0.10	July 17, 2004
Warrants	3,000,000	$0.10	December 27, 2004

As at March 31, 2003, 107,142 common shares were held in escrow by the Company's transfer agent.

MAXIMUM VENTURES INC.

QUARTERLY REPORT

March 31, 2003

Schedule B: Supplementary Information - Page 2

5. ***List of directors and officers as of March 31, 2003:***

D. Brooks	Director/President
L. Drinovz	Director
H. Burnett	Director
G. Wegner	Corporate Secretary

Schedule C: Management Discussion

- See Attached.

MAXIMUM VENTURES INC.

QUARTERLY REPORT

March 31, 2003

MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Maximum Ventures Inc. (the "Issuer") is a venture company whose shares are listed and called for trading on the TSX Venture Exchange.

Maximum incurred a net loss of $79,240 ($0.01 per share) during the six months ended March 31, 2003, as compared to a loss of $56,244 ($0.01 per share) for the comparative period in 2002. The increase in net loss was due to increase in administrative expenditures and consulting fees.

RESOURCE PROPERTIES

The Issuer's principal business is the acquisition, exploration and development of mineral properties.

On May 10, 2002, the Issuer entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp.("Braniff"), a private British Columbia company. Consideration for the acquisition of 100% interest includes $350,000 in cash payments ($150,000 paid), $500,000 in exploration work (as at March 31, 2003, $120,000 was advanced to a contractor pending exploration work and in addition $6,295 was incurred for geological consulting) and the issuance of 200,000 common shares in the Issuer's capital to Braniff. The Issuer will become the operator upon earning a 50% interest. Braniff has a one-time back-in right to acquire a 25% participating interest in the property, exercisable at any time within 6 months of the Issuer having earned its 100% interest in the property, by paying $225,000 in cash.

FINANCING

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. During the six months ended March 31, 2003 the Issuer completed a $300,000 private placement of its securities consisting of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share.

The proceeds of the private placement will be used for general working capital and property investigation, acquisition and exploration

MANAGEMENT

The Issuer's Board of Directors currently consists of Douglas B. Brooks, Hugh Burnett and Leeta Drinovz. Mr. Brooks is the President. No investor relation's activities were undertaken by or on behalf of the Issuer during the six-month period.

OUTLOOK

The Issuer has completed its reactivation plan and is now trading as an active issuer on the TSX Venture Exchange under the Symbol "MVI".

In addition to the Stump Lake property acquisition the Issuer has announced a major new initiative to acquire interests in gold and copper prospects in Mongolia. A potential portfolio of more than 30 Mineral Exploration Licenses are now being reviewed covering 200,000 hectares in two highly prospective gold/copper regions.

82-3923

03 JUL 21 7:21

MAXIMUM VENTURES INC.

Suite 501 - 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Telephone: (604) 669-5819 Facsimile: (604) 669-5886
Toll Free: 1-888-880-2288

Trading Symbol: MVI
August 15, 2002

12g3-2(b): 82-3923

MONGOLIA GOLD/COPPER INITIATIVE

Maximum Ventures Inc. is pleased to announce a major new initiative to acquire interests in gold and copper prospects in Mongolia. Dr. Gerald Harper, formerly a consultant to Cascadia Mining Inc. on its Mongolian ventures, has been retained as Maximum's main adviser. Dr. Harper was instrumental in the recognition of the 2.0 million ounces Gatsuurt gold deposit, recently acquired from Cascadia by Cameco Gold Inc. of Toronto.

A potential portfolio of more than 30 Mineral Exploration Licenses are now being reviewed covering 200,000 HA in two highly prospective gold/copper regions of Mongolia.

Recent discoveries and announced mine development projects in Mongolia highlight the tremendous potential and international confidence in mineral development in Mongolia. In the south central Gobi region of Mongolia, Ivanhoe Mines Ltd. (IVN-T) recently announced a very significant world class copper-gold discovery at Oyu Tolgoi. Ivanhoe has reported estimated resources for this porphyry copper/gold discovery as 0.5 billion tonnes of 0.46% copper
and 0.62 g/tonne gold. Drilling continues on this important discovery.

In addition to Ivanhoe's major discovery, Cameco Gold Corp. has announced that its Mongolia affiliate AGR Ltd. is proceeding with development of the Boroo Gold deposit in north central Mongolia. Boroo is scheduled to commence production in late 2003 producing 175,000 ounces of gold per annum. Mongolia already hosts a world class porphyry copper mining operation at the Erdenet Copper Mine in north central Mongolia which reportedly contains more than 1.5 billion tonnes at 0.62% copper.

Recognition of the world class mineral potential of Mongolia has been emerging since 1997 when the Mongolian government implemented major reforms to the legislation affecting mineral exploration and tenure significantly enhancing its appeal to international exploration companies. Mineral tenure in Mongolia is now privately held and can be 100% foreign owned. Exploration licenses are granted for up to 7 years, after which the license is converted to a Mining license or released. Mining licenses are granted for an initial 60 years and renewable for a further term.

Mongolia is in Central Asia, strategically located between Russia to the north and China to the south. Since its independence from Russia in1990, Mongolia has progressed rapidly. It has established a strong reputation as the most stable democratic country in Central Asia. Mongolia has continuously and

progressively implemented economic and legal reforms to improve the economic environment to encourage direct foreign investment. The country has a population of 2.6 million covering an area of 1.5 million sq km, a population density similar to Canada. The capital city of Ulaanbaatar has over 600,000 people and is easily accessible by direct international flights from Japan, Korea, Russia and China, as well as by rail from Russia and China.

Maximum Ventures is very pleased and fortunate to retain Dr. Gerald Harper, P.Eng. as its primary advisor for Mongolian operations. Dr. Harper is a principal of Gamah International of Toronto, a leading geological consulting firm. Dr. Harper's extensive direct experience in mineral exploration in Mongolia includes acting as an advisor and an independent evaluator for a number of mineral projects in Mongolia since 1995 including the Gatsuurt Gold deposit in north central Mongolia which was recently acquired by Cameco Gold Inc. of Toronto from Cascadia Mining Inc. The Gatsuurt discovery is a new significant gold discovery in Mongolia with an estimated resource potential of up to 2.0 million ounces of gold. Cameco Gold Inc. of Toronto is continuing development of this project along with its nearby Boroo Gold mine (10 million tonnes at 3.3 g/tonne), which is expected to be in production in 2003.

Through Dr. Harper's active participation in the Mongolian resource industry, including providing independent geological assessments and senior consulting advice for a number of public and private North American exploration companies including Cascadia Mining Inc. and Cameco Gold Inc., he has developed a broad knowledge and information base on resource exploration and mining matters throughout Mongolia. His extensive contacts and personal relationships at all levels of the exploration and mining industry in Mongolia will be a tremendous asset to Maximum Ventures' Mongolia operations.

Dr. Harper is also the past president of the Prospector's and Developer's Association of Canada.

The mineral properties under consideration by Maximum Ventures are made up of two main groups. One group of properties is located in a major northeast trending porphyry belt in north central Mongolia situated near the Erdenet copper mine (1.5 billion tonnes at 0.62% copper). This region is a fertile exploration environment for gold and copper prospects and is under-explored.

The second group of properties is within a similarly northeast trending porphyry belt located in the northeast of Mongolia. This area is known to host both porphyry and epithermal, copper and gold occurrences extending over a large area. Extensions of the trend northeast into Russia intersect the very large Balei Gold deposit reportedly containing more than 16 million tonnes at 12 g/tonne gold. Both groups of properties are well located near major infrastructure including rail, power and water.

With the modification of Mongolia's mineral laws in 1997, its excellent exploration potential, highly prospective geology and under-explored terrain Mongolia has become one of the new major mineral exploration targets for much needed new world class mineral deposits.

In connection with this project Maximum Ventures has agreed to a $100,000 private placement which will consist of the sale of 500,000 units at $0.20 per unit, each unit consisting of one share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of Maximum at a price of $0.20 per share. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

MAXIMUM VENTURES INC.

Per: *"Leeta Drinovz"*
Leeta Drinovz, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

03 JUL 21 AM 7:21

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

December 27, 2002

Trading Symbol: MVI
12g3-2(b): 82-3923

$300,000 PRIVATE PLACEMENT ANNOUNCED

Maximum Ventures Inc. (the "Company") announces that it has agreed to a private placement of its securities to raise up to $300,000 which will consist of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis and a portion of the shares will be pooled by way of a voluntary pooling agreement. The proceeds of the private placement will be used for general working capital. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Further to a news release of July 23, 2002, the Company also announces the completion of its private placement of 3,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until December 28, 2003 as to 2,400,000 units and until April 27, 2003 as to 600,000 units and 1,150,000 of the units are tax flow-through. A finder's fee of $12,000 was paid on a portion of the private placement.

MAXIMUM VENTURES INC.

"Douglas B. Brooks"
per:______________________
Douglas B. Brooks, President

82-3923

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

January 8, 2003

Trading Symbol: MVI
12g3-2(b): 82-3923

STUMP LAKE EPITHERMAL GOLD AND SILVER PROPERTY

Maximum Ventures Inc. ("Maximum") is pleased to report that the Stump Lake Option agreement has been accepted for filling by the TSX Venture Exchange.

The Stump Lake property has gold and silver mineralization and is located 38 kilometres southeast of Kamloops in southern British Columbia. Small scale historical production dates as far back as 1889. From 1917-19, production grades averaged 4.9 g/t gold, 1753.4 g/t silver, 2.4% zinc and 1.4% lead.

More recent exploration includes work by Noranda, Anglo American and Braniff Gold Corp. Exploration work incorporated mapping, soil and rock sampling, underground development, geophysical surveys and diamond drilling. This exploration defined 4 zones with epithermal silver and gold mineralization, all hosted by shear zones. The longest shear zone measures 1050 meters and includes the area of underground development. The best gold values on the property where 10.1 g/t gold over 1.5 m (grab sample) and 290.2 g/t Silver over 0.8m in drill core.

In 1998 Braniff commissioned a modern reinterpretation of IP surveys originally done by Anglo-American in 1989. The reinterpretation targeted epithermal zones and yielded three linear IP anomalies with coincident geochemical soil anomalies that were thought to represent shear zones with epithermal mineralization. These epithermal targets not only singled out historic workings but more importantly indicated long lengths of epithermal mineralization under overburden that never have been tested by drilling or trenching.

Maximum is formulating an exploration plan to test these drilling targets developed by Braniff and to develop new drilling targets.

The agreement, first announced on May 13, 2002, gives Maximum the option to acquire up to a 100% interest, subject to a 3% NSR Royalty, in the Stump Lake property from Braniff Gold Corp., a private British Columbia Company by paying $ 350,000 in cash, issuing 200,000 common shares and completing $500,000 worth of work in stages. Braniff has a back-in right to a 25% interest.

MAXIMUM VENTURES INC.

"Douglas B. Brooks"

per:______________________________

Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

03 JUL 21 7:21

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

June 5, 2003

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. announces today the results from its unaudited interim financial statements for the six-month period ended March 31, 2003. Maximum Ventures Inc. incurred a net loss of $79,240 ($0.01 per share) for the period ended March 31, 2003, as compared to a loss of $56,244 ($0.01 per share) for the period ended March 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures and consulting fees.

MAXIMUM VENTURES INC.

per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

82-3923

03 JUL 21 7:21

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

Maximum Ventures Inc.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-73116
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

3,000,000 units at a price of $0.10 per unit, each unit comprised of one common share and one two-year non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share at a price of $0.10 on or before December 27, 2004.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/ Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
541974 B.C. Ltd. (David Beruschi) Revelstoke, BC	140,000 units	December 27, 2002	$0.10	3.1(2) of MI 45-103	4 months

James Boyce N. Vancouver, BC	510,000 units	December 27, 2002	$0.10	3.1(2) of MI 45-103	4 months
GP Technologies Inc. (James Boyce) N. Vancouver, BC	150,000 units	December 27, 2002	$0.10	3.1(2) of MI 45-103	4 months
China Clay Resources Inc. (Bruce Walker) Kelowna, BC	360,000 units	December 27, 2002	$0.10	3.1(2) of MI 45-103	4 months
603494 B.C. Ltd. (Gerry Gri) Vancouver, B.C.	1,200,000 Units	December 27, 2002	$0.10	3.1(2) of MI 45-103	4 Months
Renee Brickner Vancouver, BC	100,000 units (flow through)	December 17, 2002	$0.10	3.1(2) of MI 45-103	4 months
Carlo Rogano Revelstoke, BC	150,000 units (flow-through)	December 27, 2002	$0.10	3.1(2) of MI 45-103	4 months
Rogano Enterprises Ltd. (Carlo Rogano) Revelstoke, BC	290,000 units (flow-through)	December 27, 2002	$0.10	3.1(2) of MI 45-103	4 months
Bruce Walker Kelowna, BC	100,000 units (flow through)	December 27, 2002	$0.10	3.1(2) of MI 45-103	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $300,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
James Boyce 1376 Arborlynn Drive North Vancouver, BC., V7J 2V3	$12,000	N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 5th day of February, 2003.

MAXIMUM VENTURES INC.
Name of issuer *(please print)*

Douglas B. Brooks
Signature of authorized signatory

Douglas B. Brooks, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the *Securities Act*. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the *Securities Act*. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

02-3923

03 JUL 21 AM 7:21

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Maximum Ventures Inc.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 669-3116
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive Stock Options – 1,000,000 common shares exercisable at a price of $0.15 per share on or before December 30, 2007 and 256,000 common shares exercisable at a price of $0.15 per share on or before December 30, 2004.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/ Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
Douglas B. Brooks N. Vancouver, BC	425,000 options	December 30, 2002	$0.15	74(2)(9) of the Act	4 months (TSX Venture Exchange)

Hugh Burnett W. Vancouver, BC	425,000 options	December 30, 2003	$0.15	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Renee Brickner Vancouver, BC	150,000 options	December 30, 2002	$0.15	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Leeta Drinovz Vancouver, BC	150,000 options	December 30, 2002	$0.15	74(2)(9) of the Act	4 months (TSX Venture Exchange)
T.A. Tour Advertising and Golf Productions Ltd. (Gwen Wegner) Abbotsford, BC	106,000 options	December 30, 2002	$0.15	74(2)(9) of the Act	4 months (TSX Venture Exchange)

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $188,400.00 (if exercised).

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 30th day of January, 2003.

MAXIMUM VENUTRES INC.
Name of Issuer (Please Print)

Signature of authorized signatory

Douglas B. Brooks, Director
Name and office of authorized signatory *(lease print)*

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the *Securities Act*. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the *Securities Act*. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

82-3923

03 JUL 21 7:21

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 15, 2002

Item 3. **Press Release**

Press Release dated August 15, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a major new initiative to acquire interests in gold and copper prospects in Mongolia.

Item 5. **Full Description of Material Change**

Maximum Ventures Inc. is pleased to announce a major new initiative to acquire interests in gold and copper prospects in Mongolia. Dr. Gerald Harper, formerly a consultant to Cascadia Mining Inc. on its Mongolian ventures, has been retained as Maximum's main adviser. Dr. Harper was instrumental in the recognition of the 2.0 million ounces Gatsuurt gold deposit, recently acquired from Cascadia by Cameco Gold Inc. of Toronto.

A potential portfolio of more than 30 Mineral Exploration Licenses are now being reviewed covering 200,000 HA in two highly prospective gold/copper regions of Mongolia.

Recent discoveries and announced mine development projects in Mongolia highlight the tremendous potential and international confidence in mineral development in Mongolia. In the south central Gobi region of Mongolia, Ivanhoe

Mines Ltd. (IVN-T) recently announced a very significant world class copper-gold discovery at Oyu Tolgoi. Ivanhoe has reported estimated resources for this porphyry copper/gold discovery as 0.5 billion tonnes of 0.46% copper and 0.62 g/tonne gold. Drilling continues on this important discovery.

In addition to Ivanhoe's major discovery, Cameco Gold Corp. has announced that its Mongolia affiliate AGR Ltd. is proceeding with development of the Boroo Gold deposit in north central Mongolia. Boroo is scheduled to commence production in late 2003 producing 175,000 ounces of gold per annum. Mongolia already hosts a world class porphyry copper mining operation at the Erdenet Copper Mine in north central Mongolia which reportedly contains more than 1.5 billion tonnes at 0.62% copper.

Recognition of the world class mineral potential of Mongolia has been emerging since 1997 when the Mongolian government implemented major reforms to the legislation affecting mineral exploration and tenure significantly enhancing its appeal to international exploration companies. Mineral tenure in Mongolia is now privately held and can be 100% foreign owned. Exploration licenses are granted for up to 7 years, after which the license is converted to a Mining license or released. Mining licenses are granted for an initial 60 years and renewable for a further term.

Mongolia is in Central Asia, strategically located between Russia to the north and China to the south. Since its independence from Russia in1990, Mongolia has progressed rapidly. It has established a strong reputation as the most stable democratic country in Central Asia. Mongolia has continuously and progressively implemented economic and legal reforms to improve the economic environment to encourage direct foreign investment. The country has a population of 2.6 million covering an area of 1.5 million sq km, a population density similar to Canada. The capital city of Ulaanbaatar has over 600,000 people and is easily accessible by direct international flights from Japan, Korea, Russia and China, as well as by rail from Russia and China.

Maximum Ventures is very pleased and fortunate to retain Dr. Gerald Harper, P.Eng. as its primary advisor for Mongolian operations. Dr. Harper is a principal of Gamah International of Toronto, a leading geological consulting firm. Dr. Harper's extensive direct experience in mineral exploration in Mongolia includes acting as an advisor and an independent evaluator for a number of mineral projects in Mongolia since 1995 including the Gatsuurt Gold deposit in north central Mongolia which was recently acquired by Cameco Gold Inc. of Toronto from Cascadia Mining Inc. The Gatsuurt discovery is a new significant gold discovery in Mongolia with an estimated resource potential of up to 2.0 million ounces of gold. Cameco Gold Inc. of Toronto is continuing development of this project along with its nearby Boroo Gold mine (10 million tonnes at 3.3 g/tonne),

which is expected to be in production in 2003.

Through Dr. Harper's active participation in the Mongolian resource industry, including providing independent geological assessments and senior consulting advice for a number of public and private North American exploration companies including Cascadia Mining Inc. and Cameco Gold Inc., he has developed a broad knowledge and information base on resource exploration and mining matters throughout Mongolia. His extensive contacts and personal relationships at all levels of the exploration and mining industry in Mongolia will be a tremendous asset to Maximum Ventures' Mongolia operations.

Dr. Harper is also the past president of the Prospector's and Developer's Association of Canada.

The mineral properties under consideration by Maximum Ventures are made up of two main groups. One group of properties is located in a major northeast trending porphyry belt in north central Mongolia situated near the Erdenet copper mine (1.5 billion tonnes at 0.62% copper). This region is a fertile exploration environment for gold and copper prospects and is under-explored.

The second group of properties is within a similarly northeast trending porphyry belt located in the northeast of Mongolia. This area is known to host both porphyry and epithermal, copper and gold occurrences extending over a large area. Extensions of the trend northeast into Russia intersect the very large Balei Gold deposit reportedly containing more than 16 million tonnes at 12 g/tonne gold. Both groups of properties are well located near major infrastructure including rail, power and water.

With the modification of Mongolia's mineral laws in 1997, its excellent exploration potential, highly prospective geology and under-explored terrain Mongolia has become one of the new major mineral exploration targets for much needed new world class mineral deposits.

In connection with this project Maximum Ventures has agreed to a $100,000 private placement which will consist of the sale of 500,000 units at $0.20 per unit, each unit consisting of one share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of Maximum at a price of $0.20 per share. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of August, 2002.

"Leeta Drinovz"

Leeta Drinovz, Director

82-3923

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 27, 2002

Item 3. **Press Release**

Press Release dated December 27, 2002 and disseminated to Canada Stockwatch, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a private placement of $300,000 and the closing of a $300,000 private placement

Item 5. **Full Description of Material Change**

The Issuer announced that it has agreed to a private placement of its securities to raise up to $300,000 which will consist of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.10 per share. A portion of the private placement may be issued on a flow-through basis and a portion of the shares will be pooled by way of a voluntary pooling agreement. The proceeds of the private placement will be used for general working capital. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Further to a news release of July 23, 2002, the Issuer also announces the completion of its private placement of 3,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are subject to a hold period and may not be traded until December 28, 2003 as to 2,400,000 units and

until April 27, 2003 as to 600,000 units and 1,150,000 of the units are tax flow-through. A finder's fee of $12,000 was paid on a portion of the private placement.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of December, 2002.

"Douglas B. Brooks"

Douglas B. Brooks, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 5, 2003

Item 3. **Press Release**

Press Release dated June 5, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its unaudited interim financial statements for the six-month period ended March 31, 2003 and financial results for the same period.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from its unaudited interim financial statements for the six-month period ended March 31, 2003. The Issuer incurred a net loss of $79,240 ($0.01 per share) for the period ended March 31, 2003, as compared to a loss of $56,244 ($0.01 per share) for the period ended March 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures and consulting fees.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of June, 2003.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-3323

03 JUL 21 7:21

INFO TSX VENTURE

Bulletins are available for companies which are currently listed on the TSX Venture Exchange.

MAXIMUM VENTURES INC. ("MVI")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: December 23, 2002
Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced July 2002:

Number of Shares: 3,000,000 shares

Purchase Price: $0.10 per share

Warrants: 3,000,000 share purchase warrants to purchase 3,000,000 shares

Warrant Exercise Price: $0.10 for a two year period

Number of Placees: 9 placees

Insider / Pro Group Participation:
Insider=Y /
Name ProGroup=P / # of Shares
New Insider=N [in the event warrants
are exercised]

541974 BC Ltd.
(David Beruschi) Y 140,000
China Clay Resources Inc
(Bruce Walker) Y 360,000

Finder's Fee: $12,000 payable to James Boyce

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period (s). The Company must also issue a news release if the private placement does not close promptly.

82 -3923

INFO TSX VENTURE

Bulletins are available for companies which are currently listed on the TSX Venture Exchange.

MAXIMUM VENTURES INC. ("MVI")
BULLETIN TYPE: Property-Asset Acquisition, Removal of Inactive Status, Reinstated for Trading
BULLETIN DATE: December 24, 2002
Tier 2 Company

TSX Venture Exchange has accepted for filing an Option Agreement dated May 10, 2002 between the Company and Braniff Gold Corp. ('Braniff') pursuant to which the Company was granted an option to acquire an undivided 100% interest in the Stump Lake Property (the 'Property'), comprising three claim units and three reverted crown grants, located near Kamloops and Stump Lake, British Columbia. The Insiders of Braniff are Anthony J. Beruschi and Vancouver Athletic Club Ltd. (100% owned by Anthony Beruschi). Consideration consists of cash payments to Braniff totaling $350,000 by November 30, 2006 ($150,000 due within seven days of Exchange acceptance for filing of the Option Agreement ('Exchange Acceptance'), and a further $25,000 due by November 1, 2002 and $75,000 due by November 30, 2003), issuance of 200,000 common shares of the Company to Braniff within 10 days of Exchange Acceptance, and incurring aggregate exploration expenditures on the Property of $500,000 by November 30, 2006 ($200,000 to be incurred by November 30, 2003). Upon the Company making cash payments totaling $250,000 and incurring exploration expenditures totaling $200,000, the Company will have earned an undivided 50% interest in the Property. Upon the Company earning its 50% interest in the Property and making cash payments and incurring exploration expenditures totaling $700,000, the Company will have earned a 75% interest in the Property. Following the Company earning a 100% interest in the Property, Braniff may acquire a 25% participating interest in the Property by making a cash payment of $225,000 to the Company. The Property is subject to a 3% net smelter return royalty retained by Braniff.

Further to the TSX Venture Exchange Bulletin dated October 2, 2002, effective on December 27, 2002, TSX Venture Exchange advises that the Company has completed its reorganization and is no longer deemed Inactive as per TSX Venture Exchange Policy 2.6. The Company is classified as a 'Mining Exploration/Development' company.

Effective at the opening, December 27, 2002, trading will be reinstated in the securities of the Company.

82-3923

January 10, 2003

TSX Venture Exchange

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sir\Madame:

Re: Maximum Ventures Inc. (the "Company") - Submission #80586

We acknowledge receipt of your letter dated January 8, 2003 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	**No. of Shares**
Douglas B. Brooks	425,000
Hugh Burnett	425,000
Renee Brickner	150,000

The options are exercisable up to December 30, 2007 at a price of $0.15 per share.

Leeta Drinovz	150,000
T.A. Tour Advertising and Golf Productions Ltd. (Gwen Wegner)	106,000

The options are exercisable up to December 30, 2004 at a price of $0.15 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

Beruschi and Company
January 10, 2003
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\le
cc: Maximum Ventures Inc.

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